

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 4, 2010

<u>Via U.S. Mail</u>

Sang Y. Kim, Esq.
GS Mortgage Securities Corp.
200 West Street
New York, NY 10282-2198

> **Re: GS Mortgage Securities Corp.**
> **Registration Statement on Form S-3**
> **Filed February 5, 2010**
> **File No. 333-164743**

Dear Mr. Kim:

We have limited our review of your filing for the issues noted below. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page references are to the marked version of the documents you provided us.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB. Please revise your disclosure in the first full paragraph on page S-55 of Prospectus Supplement No. 2 accordingly.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement No. 1

5. Disclaimers of liability are inappropriate in a disclosure document. Please remove the disclaimer in the last sentence of the first full paragraph on page S-68 and any similar disclaimers throughout.

6. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

7. Please add a separately captioned section describing legal proceedings as required by Item 1117 of Regulation AB.

8. Please provide a summary description of the term "non-prime," and explain how it differs from "subprime."

Risk Factors, page S-12

Less Stringent Underwriting Standards, page S-13

9. We note that exceptions to underwriting standards used may not have been documented with respect to certain of the pool assets. Please provide bracketed summary and main prospectus disclosure indicating that you will provide the number and percentage of exception loans in the mortgage pool.

10. In addition, explain the reasons why underwriting exceptions may not have been documented and describe the types of exceptions that may have been made to the underwriting standards.

Mortgage Loan Purchase Criteria, page S-49

11. Since Goldman Sachs Mortgage Company has a history and is in the business of purchasing mortgage loans, please tell us why you are unable to state the GSMC mortgage loan purchase criteria or revise.

Prospectus Supplement No. 3

12. Please provide summary disclosure of the events which can trigger liquidation or amortization of the asset pool or other triggers that would change the transaction structure or flow of funds.

Base Prospectus

13. We note that you contemplate a revolving/prefunding period. Please include bracketed language in your prospectus supplements' summary sections as required by Item 1103(a)(5) of Regulation AB.

14. We note your disclosure that the pool may include private mortgage backed securities. Please update your disclosure pursuant to Item 1111, as necessary, with respect to any mortgage-backed securities issued or guaranteed by private entities.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at (202) 551-3642 with any questions.

Regards,

Lauren Nguyen
Attorney Advisor

cc: Michael S. Gambro, Esq.
        Cadwalader, Wickersham & Taft LLP
        Fax: 212-504-6666